Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943

	gcaruso@loeb.com

March 28, 2025

Ameen Hamady
Kristina Marrone
Isabel Rivera
Benjamin Holt

Division of Corporation Finance

U.S. Securities & Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	BEST SPAC I Acquisition Corp. Draft Registration Statement on Form S-1 Submitted January 10, 2025 CIK No. 0002051587

Ladies and Gentlemen:

On behalf of our client, BEST SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 6, 2025 (the “Staff’s Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, the Company is filing a revised Registration Statement via EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

In order to facilitate the review by the staff of the Securities and Exchange Commission’“” of the Amended Registration Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1 submitted January 10, 2025

Cover Page

1.	We note that you checked the Rule 415 box on the cover page, but your disclosure elsewhere indicates that this is a firm commitment, underwritten offering. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

Los Angeles       New York       Chicago      Nashville      Washington, DC      San Francisco      Beijing      Hong Kong      www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

U.S. Securities and Exchange Commission March 28, 2025 Page 2

2.	We note your disclosure regarding compensation and securities issuance. Please expand your disclosure to state whether the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers’ equity interests. Refer to Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3, 6 and 133 of the Amended Registration Statement.

3.	Please reconcile your statement here and on page 15 of your prospectus that your officers and directors will maintain their fiduciary duty and that you will retain priority over any subsequent SPACs or ventures they may join with your disclosure on page 18 and elsewhere throughout your prospectus that you have renounced your interest or expectancy in any corporate opportunity offered to an officer or director which is suitable to another entity to which they owe fiduciary or contractual obligations unless the opportunity is presented to such officer and director in their capacity as an officer or director of your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11, 17, 135 and 158-159 of the Amended Registration Statement.

Prospectus Summary

Leadership of an Experienced Management and Director Team, page 4

4.	Please revise your disclosure here, under “Other Acquisition Considerations” on page 14, under “Potential Conflicts” on page 18, and elsewhere as appropriate to reference all positions currently held by your management team. Also revise to reconcile your statement on pages 15, 18, and 130, “None of our other officers or directors has any previous or current experience with a special purpose acquisition company.” In this regard, we note that your management team simultaneously maintains positions with BEST SPAC II Acquisition Corp.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4-5, 11, 16, 20, 57, 127-128, 132, 161-162, 167 and 169-170 of the Amended Registration Statement.

Compensation, page 5

5.	Please revise your disclosure outside the table on pages 5-6 to describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, including the conversion of the working capital loans into private placement units. Refer to Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3, 6 and 133 of the Amended Registration Statement.

Legal and Operational Risks Associated with being based in China, page 10

6.	Please expand to disclose the basis for your belief that for this offering you are not subject to registration with the CSRC pursuant to the Trial Measures, as you state on page 89.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amended Registration Statement.

U.S. Securities and Exchange Commission March 28, 2025 Page 3

Private placement units, page 28

7.	We note your statement here and elsewhere throughout your prospectus that your private placement units are identical to the units sold in this offering “except as described in this prospectus.” Other than the transfer restrictions on the private placement units, please describe or provide a cross-reference to disclosure elsewhere that describes, how the private placement units, including the component securities, are not identical to the units sold in this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 30, 76, 125, 133, 173, 175 and 182 of the Amended Registration Statement.

Risk Factors
Risks Relating to our Sponsor, Management and Director Team
The ownership interest of our sponsor may change, and our sponsor may divest its ownership interest in us before identifying . . ., page 68

8.	Please revise your risk factor disclosure to state the risk, if applicable, that any replacement sponsor could have difficulty finding a target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70-71 of the Amended Registration Statement.

Risks Associated with Acquiring and Operating a Business with its Primary Operation in China
Other PRC governmental authorities may take the view now or in the future that an approval from them is required for an overseas . . ., page 87

9.	Please revise your risk factor disclosure to specifically address the impact that PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amended Registration Statement.

General

10.	Please disclose the material terms of any agreement regarding transfer restrictions on your securities in a tabular format to the extent practicable, as required by Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8 and 135-137 of the Amended Registration Statement.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner